SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13E-3
Rule 13e-3 Transaction Statement
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
CLARK, INC.
(Name of Issuer)
CLARK, INC.
(Name of the Person(s) Filing Statement))
Common Stock, par value $0.01 per share
and associated preferred stock purchase rights
(Title of Class of Securities)
181457102
(CUSIP Number of Class of Securities)
Thomas M. Pyra
President
Clark, Inc.
102 South Wynstone Park Drive
North Barrington, Illinois 60010
(847) 304-5800
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person Filing Statement)

Copies to:

John T. Blatchford, Esq.
Vedder, Price, Kaufman & Kammholz, P.C.
222 North LaSalle Street, Suite 2600
Chicago, IL 60601
(312) 609-7500
This statement is filed in connection with (check the appropriate box):
a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☑	A tender offer.

d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☐
Check the following box if the filing is a final amendment reporting the results of the transaction. ☐
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$281,807,459	$30,153

(1)	Estimated for purposes of calculating the amount of the filing fee only. Calculated by adding (a) the amount equal to the product of $16.55, the per share tender offer price, and the difference between (i) the 17,708,177 outstanding shares of Common Stock as of October 31, 2006 less (ii) the 2,286,994 shares of Common Stock owned by AUSA Holding Company; plus (b) the amount equal to the product of $16.55 by the 1,606,458 shares of Common Stock underlying outstanding stock options as of October 31, 2006.

(2)	The amount of the filing fee calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals $107.00 for each $1,000,000 of value.

☑	Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$30,153

Form or Registration No.:	Schedule TO

Filing Parties:	AUSA Merger Sub, Inc., AUSA Holding Company, AEGON USA, Inc. and AEGON N.V.

Date Filed:	December 13, 2006

i

INTRODUCTION
     This Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by Clark, Inc. (the “Company”), in connection with the tender offer for all of the outstanding shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”), and the associated preferred stock purchase rights (the “Rights” and, together with the Common Stock, the “Shares”) by AUSA Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of AUSA Holding Company, a Maryland corporation (“AUSA”). AUSA is a wholly owned subsidiary of AEGON USA, Inc., an Iowa corporation (“AEGON USA”), which is an indirect wholly owned subsidiary of AEGON N.V., a company organized under the laws of The Netherlands (“AEGON NV,” and together with Purchaser, AUSA and AEGON USA, the “AEGON Group”). The tender offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 13, 2006 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”). The Letter of Transmittal, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer.” The Offer to Purchase and the Letter of Transmittal are filed as exhibits to the Schedule TO Tender Offer Statement of the AEGON Group, filed with the Securities Exchange Commission (“Commission”) on December 13, 2006 (“Schedule TO”).
     Prior to filing this Schedule 13E-3, the Company filed a Schedule 14D-9 Solicitation and Recommendation Statement on December 13, 2006 (as amended from time to time, “Schedule 14D-9”) under Section 14(d)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in response to the Schedule TO, a copy of which is filed as Exhibit (a)(12) to this Schedule 13E-3. The information set forth in the Schedule 14D-9 and Schedule TO, including all annexes and amendments thereto, is hereby incorporated herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in Schedule 14D-9 and Schedule TO, as the case may be, or incorporated by reference therein.
Item 1. Summary Term Sheet
     The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.
Item 2. Subject Company Information
     (a); (b) Name and Address; Securities. The information set forth in Schedule 14D-9 under “Item 1. Subject Company Information” is incorporated herein by reference.
     (c); (d) Trading Market and Price; Dividends. The information set forth in the Offer to Purchase under “The Tender Offer—6. Price of Shares; Dividends” and “The Tender Offer—11. Dividends and Distributions” is incorporated herein by reference.
     (e) Prior Public Offerings. Not applicable.
     (f) Prior Stock Purchases. The information set forth in Schedule 14D-9 under “Item 6. Interest in Securities of the Subject Company” is incorporated herein by reference.
Item 3. Identity and Background of Filing Persons
     (a) Name and Address. The information set forth in Schedule 14D-9 under “Item 1. Subject Company Information” and in the Information Statement included as Annex A to Schedule 14D-9 (the “Information Statement”) under “Board of Directors and Executive Officers of the Company” is incorporated herein by reference. The filing person is the subject company.

     (b) Business and Background of Entities. Not applicable.
     (c)(1)-(2) The information set forth in the Information Statement under “Board of Directors and Executive Officers of the Company” is incorporated herein by reference. The information set forth in Schedule I to the Offer to Purchase is incorporated herein by reference.
     (c)(3)-(4) The information set forth in Schedule 14D-9 under “Item 2. Identity and Background of Filing Person—(c) Certain Information Concerning the Company’s Directors and Executive Officers” and in the Offer to Purchase under “The Tender Offer—8. Certain Information Concerning Purchaser and Parent” is incorporated herein by reference.
     (c)(5) The information set forth in Schedule 14D-9 under “Item 2. Identity and Background of Filing Person—(c) Certain Information Concerning the Company’s Directors and Executive Officers” and in the Offer to Purchase under “The Tender Offer—8. Certain Information Concerning Purchaser and Parent” is incorporated herein by reference.
Item 4. Terms of the Transaction
     (a) Material Terms. The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Important,” “Introduction,” “Special Factors—1. Background of the Offer,” “Special Factors—4. Purpose and Structure of the Offer; Reasons for the Merger and the Offer; Alternatives to the Offer,” “Special Factors—12. The Merger Agreement and Related Agreements,” “The Tender Offer—1. Terms of the Offer; Expiration Date,” “The Tender Offer—2. Acceptance for Payment and Payment,” “The Tender Offer—3. Procedures for Accepting the Offer and Tendering Shares,” “The Tender Offer—4. Withdrawal Rights,” and “The Tender Offer—5. Certain U.S. Federal Income Tax Consequences” is incorporated herein by reference.
     (c) Different Terms. Not applicable.
     (d) Appraisal Rights. The information set forth in the Offer to Purchase under “Special Factors—7. Appraisal Rights” and in Schedule II of the Offer to Purchase entitled “Section 262 of Delaware General Corporation Law—Appraisal Rights” is incorporated herein by reference.
     (e) Provisions for Unaffiliated Security Holders. The information set forth in the Offer to Purchase under “The Tender Offer—1. Terms of the Offer; Expiration Date” is incorporated herein by reference.
     (f) Eligibility for Listing or Trading. Not applicable.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     (a) Transactions. The information set forth in Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and “Item 4. The Solicitation or Recommendation” and in “Certain Relationships and Related Transactions” in the Information Statement is incorporated herein by reference. The information set forth in the Offer to Purchase under “Special Factors—10. Transactions and Arrangements Concerning Common Stock” and “Special Factors—11. Related Party Transactions; the Company’s Relationship with Parent” is incorporated herein by reference.
     (b) Significant Corporate Events. The information set forth in Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and “Item 4. The Solicitation or Recommendation” and in the Offer to Purchase under “Special Factors—1. Background of the Offer,” “Special Factors—5. Plans for the Company After the Offer and Merger; Certain Effects of the Offer”

“Special Factors—10. Transactions and Arrangements Concerning Common Stock,” and “Special Factors—12. The Merger Agreement and Related Agreements” is incorporated herein by reference.
     (c) Negotiations or Contacts. The information set forth in Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” “Item 4. The Solicitation or Recommendation” and “Item 7. Purposes of the Transaction and Plans or Proposals” of Schedule 14D-9 is incorporated herein by reference.
     (e) Agreements Involving Subject Company Securities. The information set forth in Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and “Item 4. The Solicitation or Recommendation” is incorporated herein by reference. The information set forth in the Offer to Purchase under “Special Factors—10. Transactions and Arrangements Concerning Common Stock” and “Special Factors—12. The Merger Agreement and Related Agreements” is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals
     (b) Use of Securities Acquired. The information set forth in the Offer to Purchase under “Special Factors—6. Conduct of the Company’s Business if the Offer is not Completed” and “Special Factors—12. The Merger Agreement and Related Agreements” is incorporated herein by reference.
     (c) Plans. The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” “Special Factors—1. Background of the Offer,” “Special Factors—4. Purpose and Structure of the Offer; Reasons for the Merger and the Offer; Alternatives to the Offer,” “Special Factors—5. Plans for the Company After the Offer and Merger; Certain Effects of the Offer,” “Special Factors—10. Transactions and Arrangements Concerning Common Stock,” “Special Factors—12. The Merger Agreement and Related Agreements,” “The Tender Offer—10. Certain Effects of the Offer on the Market for the Shares” and “The Tender Offer—11. Dividends and Distributions” is incorporated herein by reference. The information set forth in Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” “Item 4. The Solicitation or Recommendation” and “Item 7. Purposes of the Transaction and Plans or Proposals” is incorporated herein by reference. The information set forth in the Information Statement under “Parent Designees” is incorporated herein by reference.
Item 7. Purposes, Alternatives, Reasons and Effects in Going Private Transaction
     (a) Purposes. The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Special Factors—1. Background of the Offer,” “Special Factors—4. Purpose and Structure of the Offer; Reasons for the Merger and the Offer; Alternatives to the Offer,” and “Special Factors—5. Plans for the Company After the Offer and Merger; Certain Effects of the Offer and Merger” is incorporated herein by reference. The information set forth in Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—(a) MBO Agreement,” “Item 4. The Solicitation or Recommendation” and “Item 7. Purposes of the Transaction and Plans or Proposals” is incorporated by reference.
     (b) Alternatives. The information set forth in Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—(a) MBO Agreement,” “Item 4. The Solicitation or Recommendation—Background of the Offer; Reasons for the Recommendation” is incorporated herein by reference. The information set forth in the Offer to Purchase under “Special Factors—1. Background of the Offer,” and “Special Factors—4. Purpose and Structure of the Offer; Reasons for the Merger and the Offer; Alternatives to the Offer” is incorporated herein by reference.

     (c) Reasons. The information set forth in Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Background of the Offer; Reasons for the Recommendation” is incorporated herein by reference. The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Special Factors—1. Background of the Offer,” “Special Factors—4. Purpose and Structure of the Offer; Reasons for the Merger and the Offer; Alternatives to the Offer,” and “Special Factors—5. Plans for the Company After the Offer and Merger; Certain Effects of the Offer” is incorporated herein by reference.
     (d) Effects. The information set forth in the Offer to Purchase under “Special Factors—1. Background of the Offer,” “Special Factors—5. Plans for the Company After the Offer and Merger; Certain Effects of the Offer,” “Special Factors—12. The Merger Agreement and Related Agreements,” “The Tender Offer—5. Certain U.S. Federal Income Tax Consequences” and “The Tender Offer—10. Certain Effects of the Offer on the Market for the Shares” is incorporated herein by reference.
Item 8. Fairness of the Transaction
     (a); (b) Fairness; Factors Considered in Determining Fairness. The information set forth in Schedule 14D-9 under “Item 4. The Solicitation or Recommendation” is incorporated herein by reference. The information set forth in the Offer to Purchase under “Special Factors—2. Recommendations of the Company’s Special Committee and the Board of Directors; Fairness of the Offer,” “Special Factors—3. Position of Parent Regarding Fairness of the Offer,” and “Special Factors—4. Purpose and Structure of the Offer; Reasons for the Merger and the Offer; Alternatives to the Offer” is incorporated herein by reference.
     (c) Approval of Security Holders. The information set forth in the Offer to Purchase under “Introduction,” “Summary Term Sheet” and “Special Factors—4. Purpose and Structure of the Offer; Reasons for the Merger and the Offer; Alternatives to the Offer” and “The Tender Offer—1. Terms of the Offer; Expiration Date” is incorporated herein by reference. The information in the Information Statement under the title “Background” is incorporated herein by reference.
     (d) Unaffiliated Representations. The information set forth in Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Background of the Offer; Reasons for the Recommendation; Fairness Opinions” and “Item 5. Person/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference. The information set forth in the Offer to Purchase under “Special Factors—1. Background of the Offer” is incorporated herein by reference.
     (e) Approval of Directors. The information set forth in Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Solicitation Recommendation” is incorporated herein by reference.
     (f) Other Offers. The information set forth in Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Background of the Offer; Reasons for the Recommendation; Fairness Opinions” and “Item 7. Purposes of the Transaction and Plans or Proposals” is incorporated herein by reference. The information set forth in the Offer to Purchase under “Special Factors—1. Background of the Offer” is incorporated herein by reference.
Item 9. Reports, Opinions, Appraisals and Certain Negotiations
     (a)-(c) Report, Opinions, or Appraisal; Preparer and Summary of the Report; Availability of Documents. The information set forth in Schedule 14D-9 under “Item 4. The Solicitation and Recommendation,” “Item 5. Person/Assets Retained Employed, Compensated or Used” and in Annexes B and C of Schedule 14D-9 is incorporated herein by reference. The information set forth in the Offer to Purchase under “Special Factors—1. Background of the Offer” is incorporated herein by reference.

Item 10. Source and Amount of Funds or Other Consideration
     (a)-(b); (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in the Schedule TO under “Item 7—Source and Amount of Funds or Other Consideration” and in the Offer to Purchase under “The Tender Offer—14. Fees and Expenses” is incorporated herein by reference.
     (c) Expenses. The information set forth in Schedule 14D-9 under “Item 8. Additional Information—(h) Expenses” is incorporated herein by reference.
Item 11. Interests in Securities of the Subject Company
     (a) Securities Ownership. The information set forth in the Information Statement under the caption “Ownership of Common Stock by Certain Beneficial Owners and Management” is incorporated herein by reference.
     (b) Securities Transactions. The information set forth in Schedule 14D-9 “Item 6. Interests in Securities of the Subject Company” and in the Offer to Purchase under “Special Factors—9. Beneficial Ownership of Common Stock” and “Special Factors —10. Transactions and Arrangements Concerning Common Stock” and “The Tender Offer—8. Certain Information Concerning Purchaser and Parent” is incorporated herein by reference.
Item 12. The Solicitation and Recommendation
     (d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Intent to Tender” is incorporated herein by reference. The information set forth in the Offer to Purchase under “Special Factors—10. Transactions and Arrangements Concerning Common Stock” is incorporated herein by reference.
     (e) Recommendations of Others. The information set forth in Schedule 14D-9 under “Item 4. The Solicitation or Recommendation” and in the Offer to Purchase under “Special Factors—3. Position of the Parent and Purchaser Regarding Fairness of the Offer” is incorporated herein by reference.
Item 13. Financial Statements
     (a) Financial Information. The audited consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2005 and December 31, 2004 are incorporated herein by reference to “Item 15. Exhibits and Financial Statement Schedules—(a)(1) Financial Statements” of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed with the Commission on February 27, 2006.
     The unaudited consolidated financial statements of the Company for the quarter ended September 30, 2006 is incorporated herein by reference to “Item 1. Financial Statements (Unaudited)” of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006, filed with the Commission on November 3, 2006.
     The information set forth in the Offer to Purchase under “The Tender Offer—7. Certain Information Concerning the Company” is incorporated herein by reference.
     (b) Pro Forma Information. Not applicable.

Item 14. Persons/Assets Retained, Employed, Compensated or Used
     (a)-(b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in Schedule 14D-9 under “Item 5. Persons/Assets Retained Employed, Compensated or Used” and in the Offer to Purchase under “The Tender Offer—14. Fees and Expenses” is incorporated herein by reference.
Item 15. Additional Information
     (b) Other Material Information. The information set forth in Schedule 14D-9 under “Item 8. Additional Information” and the information set forth in Schedule TO under “The Tender Offer— Item 13. Certain Legal Matters and Regulatory Approvals” is incorporated herein by reference.
Item 16. Exhibits

Exhibit No.	Document

(a)(1)	Offer to Purchase dated December 13, 2006 (incorporated by reference to Exhibit (a)(1)(A) to Schedule TO filed with the Commission by the AEGON Group on December 13, 2006).

(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to Schedule TO filed with the Commission by the AEGON Group on December 13, 2006).

(a)(3)	Letter to Stockholders of the Company dated December 13, 2006 (incorporated by reference to Exhibit (a)(3) to Schedule 14D-9 filed with the Commission by the Company on December 13, 2006).

(a)(4)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to Schedule TO filed with the Commission by the AEGON Group on December 13, 2006).

(a)(5)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(D) to Schedule TO filed with the Commission by the AEGON Group on December 13, 2006).

(a)(6)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to Schedule TO filed with the Commission by the AEGON Group on December 13, 2006).

(a)(7)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients (incorporated by reference to Exhibit (a)(1)(F) to Schedule TO filed with the Commission by the AEGON Group on December 13, 2006).

(a)(8)	Summary Advertisement as published in The Wall Street Journal on December 13, 2006 (incorporated by reference to Exhibit (a)(1)(G) to Schedule TO filed with the Commission by the AEGON Group on December 13, 2006).

(a)(9)	Press Release issued by AEGON NV on November 1, 2006 (incorporated by reference to Exhibit (a)(5) to the Schedule TO-C of Purchaser and AUSA filed on November 2, 2006).

(a)(10)	Press Release of the Company dated November 1, 2006 (incorporated by reference to Schedule 14D-9C of the Company filed with the Commission on November 2, 2006).

Exhibit No.	Document

(a)(11)	Text of email to Company employees and question and answer sheet (incorporated by reference to Schedule 14D-9C of the Company filed with the Commission on November 2, 2006).

(a)(12)	Schedule 14D-9 Solicitation/Recommendation Statement of the Company.

(a)(13)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 (included as Annex A to the Schedule 14D-9 filed herewith as Exhibit (a)(12)).

(a)(14)	Opinion of Sandler O’Neill & Partners, L.P. (included as Annex B to the Schedule 14D-9 filed herewith as Exhibit (a)(12)).

(a)(15)	Opinion of Keefe, Bruyette & Woods, Inc. (included as Annex C to the Schedule 14D-9 filed herewith as Exhibit (a)(12)).

(b)	Not applicable.

(c)(1)	Opinion of Sandler O’Neill & Partners, L.P. (included as Exhibit (a)(14) above)

(c)(2)	Opinion of Keefe, Bruyette & Woods, Inc. (included as Exhibit (a)(15) above)

(d)(1)	Tender and Voting Agreement, dated as of November 1, 2006, between AUSA and Tom Wamberg (incorporated by reference to Exhibit 3 to Amendment No. 1 to Schedule 13D of Purchaser and AUSA filed with the Commission on November 3, 2006).

(d)(2)	Tender and Voting Agreement, dated as of November 1, 2006, between AUSA and Thomas Pyra (incorporated by reference to Exhibit 4 to Amendment No. 1 to Schedule 13D of Purchaser and AUSA filed with the Commission on November 3, 2006).

(f)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Schedule II to the Offer to Purchase filed as Exhibit (a)(1)(A) to Schedule TO filed with the Commission on December 13, 2006)

(g)	Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

CLARK, INC.

	By:	/s/ Thomas M. Pyra

Name: Thomas M. Pyra
Title: President and Chief Operating Officer

Date: December 13, 2006

EXHIBIT INDEX

Exhibit No.	Document

(a)(1)	Offer to Purchase dated December 13, 2006 (incorporated by reference to Exhibit (a)(1)(A) to Schedule TO filed with the Commission by the AEGON Group on December 13, 2006).

(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to Schedule TO filed with the Commission by the AEGON Group on December 13, 2006).

(a)(3)	Letter to Stockholders of the Company dated December 13, 2006 (incorporated by reference to Exhibit (a)(3) to Schedule 14D-9 filed with the Commission by the Company on December 13, 2006).

(a)(4)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to Schedule TO filed with the Commission by the AEGON Group on December 13, 2006).

(a)(5)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(D) to Schedule TO filed with the Commission by the AEGON Group on December 13, 2006).

(a)(6)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to Schedule TO filed with the Commission by the AEGON Group on December 13, 2006).

(a)(7)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients (incorporated by reference to Exhibit (a)(1)(F) to Schedule TO filed with the Commission by the AEGON Group on December 13, 2006).

(a)(8)	Summary Advertisement as published in The Wall Street Journal on December 13, 2006 (incorporated by reference to Exhibit (a)(1)(G) to Schedule TO filed with the Commission by the AEGON Group on December 13, 2006).

(a)(9)	Press Release issued by AEGON NV on November 1, 2006 (incorporated by reference to Exhibit (a)(5) to the Schedule TO-C of Purchaser and AUSA filed on November 2, 2006).

(a)(10)	Press Release of the Company dated November 1, 2006 (incorporated by reference to Schedule 14D-9C of the Company filed with the Commission on November 2, 2006).

(a)(11)	Text of email to Company employees and question and answer sheet (incorporated by reference to Schedule 14D-9C of the Company filed with the Commission on November 2, 2006).

(a)(12)	Schedule 14D-9 Solicitation/Recommendation Statement of the Company.

(a)(13)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 (included as Annex A to the Schedule 14D-9 filed herewith as Exhibit (a)(12)).

(a)(14)	Opinion of Sandler O’Neill & Partners, L.P. (included as Annex B to the Schedule 14D-9 filed herewith as Exhibit (a)(12)).

(a)(15)	Opinion of Keefe, Bruyette & Woods, Inc. (included as Annex C to the Schedule 14D-9 filed herewith as Exhibit (a)(12)).

Exhibit No.	Document

(b)	Not applicable.

(c)(1)	Opinion of Sandler O’Neill & Partners, L.P. (included as Exhibit (a)(14) above)

(c)(2)	Opinion of Keefe, Bruyette & Woods, Inc. (included as Exhibit (a)(15) above)

(d)(1)	Tender and Voting Agreement, dated as of November 1, 2006, between AUSA and Tom Wamberg (incorporated by reference to Exhibit 3 to Amendment No. 1 to Schedule 13D of Purchaser and AUSA filed with the Commission on November 3, 2006).

(d)(2)	Tender and Voting Agreement, dated as of November 1, 2006, between AUSA and Thomas Pyra (incorporated by reference to Exhibit 4 to Amendment No. 1 to Schedule 13D of Purchaser and AUSA filed with the Commission on November 3, 2006).

(f)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Schedule II to the Offer to Purchase filed as Exhibit (a)(1)(A) to Schedule TO filed with the Commission on December 13, 2006)

(g)	Not applicable.